December 17, 2019

BY EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Paul Fischer, Esq.

Re:	Predictive Oncology Inc.
Registration Statement on Form S-3
File No. 333-234073
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Predictive Oncology Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), be accelerated so that it will be declared effective at 3:00 p.m. Eastern Standard Time on December 20, 2019, or as soon thereafter as practicable.

Very truly yours,

Predictive Oncology Inc.

By:	/s/ Bob Myers
Name: Bob Myers
Title: Chief Financial Officer